UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 8, 2023

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In the Matter of

Realm Metaverse Real Estate Inc.   **ORDER DECLARING OFFERING**
335 Madison Avenue, 16th Floor   **STATEMENT ABANDONED UNDER THE**
New York, NY 10017   **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11765

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       Realm Metaverse Real Estate Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 8, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief